Exhibit (a)(2)(A)

November 19, 2010

Dear Stockholder:

On behalf of the board of directors of Isilon Systems, Inc., I am pleased to inform you that on November 14, 2010, Isilon agreed to be acquired by EMC Corporation pursuant to the terms of an Agreement and Plan of Merger by and among Isilon, EMC and Electron Merger Corporation, a wholly owned subsidiary of EMC. Electron Merger Corporation has today commenced a tender offer to purchase all outstanding shares of common stock of Isilon at a price of $33.85 per share, net to the seller in cash, without interest and less applicable withholding taxes.

After successful completion of the tender offer, Electron Merger Corporation will be merged with Isilon, and any Isilon common stock not purchased in the tender offer will be converted into the right to receive an amount equal to $33.85 per share in cash, without interest and less applicable withholding taxes. Unless subsequently extended, the tender offer is scheduled to expire at 12:00 Midnight, New York City time, on Friday, December 17, 2010. As more fully set forth in the merger agreement, the tender offer is conditioned upon, among other things, the receipt of certain regulatory approvals and there being validly tendered and not properly withdrawn a number of shares of Isilon common stock that, together with the shares then owned by EMC, any wholly owned subsidiary of EMC or Purchaser, represents at least a majority of all then-outstanding shares on a fully diluted basis, assuming the issuance of all shares issuable under outstanding warrants, options, restricted stock units, securities convertible or exchangeable into Shares or other binding obligations to the extent then so exercisable, convertible or exchangeable, or to the extent exercisable, exchangeable or convertible as a result of the consummation of the offer.

After careful consideration, including a thorough review of the terms of the tender offer with Isilon’s legal and financial advisors, at a meeting held on November 14, 2010, the board of directors of Isilon unanimously (1) determined that the merger agreement is advisable, (2) determine that the merger agreement and the transactions contemplated by the merger agreement, including the offer and the merger, taken together, are at a price and on terms that are in the best interests of Isilon and its stockholders, (3) approved the merger agreement and the transactions contemplated by the merger agreement, including the offer and the merger and (4) recommends that Isilon’s stockholders accept the offer, tender their shares of Isilon common stock pursuant to the offer and, if required by the applicable provisions of Delaware law, adopt the merger agreement.

Accordingly, and for the other reasons described in more detail in the enclosed copy of Isilon’s solicitation/recommendation statement, the board of directors unanimously recommends that Isilon’s stockholders accept the tender offer and tender their shares pursuant to the tender offer.

The solicitation/recommendation statement contains additional information relating to the tender offer and the merger, including a description of the reasons for the board of directors’ recommendations described above. Also enclosed are Electron Merger Corporation’s Offer to Purchase, dated November 19, 2010, a Letter of Transmittal for use in tendering your shares and other related documents. These documents set forth the terms and conditions of the tender offer. We urge you to read the enclosed information and consider it carefully before tendering your shares.

On behalf of the board of directors, we thank you for your support.

Sincerely,
/s/ Sujal M. Patel
Sujal M. Patel
President and Chief Executive Officer